

Mail Stop 3561

July 14, 2010

Sardar Biglari
Chief Executive Officer
Biglari Holdings Inc.
175 East Houston Street, Suite 1300
San Antonio, Texas 78205

Re: **Biglari Holdings Inc.**
         Preliminary Proxy Statement on Schedule 14A
         Filed July 6, 2010
         File No. 001-12373

Dear Mr. Biglari:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  1. We note that Incentive Compensation Amount in Proposal One is based on aggregate book value rather than per-share book value. Please provide prominent balancing disclosure that issuances of company shares for the acquisition of businesses or assets may increase aggregate book value, therefore resulting in incentive compensation, even if such transactions do not result in an increase in book value on a per share basis. It does not appear that such issuances are excluded from the calculation of Book Value by the General Principles discussed in Exhibit A to the Incentive Bonus Agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Sardar Biglari
Biglari Holdings Inc.
July 14, 2010
Page 2

        In responding to our comments, please provide a written statement from the company
acknowledging that:

  • the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

  • staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

  • the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

        You may contact John Dana Brown at (202) 551-3859 if you have questions
regarding this comment.

                                                        Sincerely,

                                                        John Dana Brown
                                                        Attorney-Advisor

cc: Michael Neidell, Esq.
        Fax: (212) 451-2222